UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1.1 is a copy of the ATM Equity OfferingSM Sales Agreement dated December 5, 2008, made by and between Ship Finance International Limited (the “Company”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This Report on Form 6-K is hereby incorporated by reference as Exhibit 1.1 into the Company’s Registration Statement on Form F-3 (File No. 333-155975), filed with the Securities and Exchange Commission on December 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: March 5, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 968453

EXHIBIT 1.1

EXECUTION VERSION

Ship Finance International Limited

Common Stock
($1.00 par value)

ATM EQUITY OFFERINGSM SALES AGREEMENT

December 5, 2008

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

 Ship Finance International Limited, a Bermuda corporation (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sales agent (the “Agent”),of up to seven million (7,000,000) shares (the “Shares”) of the Company’s common stock, $1.00 par value (the “Common Stock”) on the terms set forth in Section 2 of this ATM Equity Offeringsm Sales Agreement (this “Agreement”).

Section 1. Representations and Warranties. The Company represents and warrants to the Agent that as of the date of this Agreement, any applicable Registration Statement Amendment Date (as defined in Section 3(k) below), each Company Periodic Report Date (as defined in Section 3(j) below), each Applicable Time (as defined in Section 1(c) below) and each Settlement Date (as defined in Section 2(h) below):

   (a) An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended (the “Act”), on Form F-3 and post-effective amendment thereto, in respect of the Company’s preferred shares, debt securities, warrants, purchase contracts, units and Common Stock (including the Shares) (collectively, the “Securities”) was filed by the Company with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date of this Agreement; such registration statement and any post-effective amendment thereto filed prior to the date of this Agreement became effective on filing and any other post- effective amendment has been declared effective; the Securities, since their registration on such registration statement, have been and remain eligible to be offered by the Company pursuant to such Rule 405 “automatic shelf registration statement”; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such form of registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2)

under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; the various parts of such registration statement, excluding any Form T-1 but including all exhibits thereto and any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the prospectus supplement specifically relating to the Shares prepared and filed with the Commission pursuant to Rule 424(b) under the Act and in accordance with Section 6(a) is hereinafter called the “Prospectus  Supplement”; the Basic Prospectus, as amended and supplemented by the Prospectus Supplement, is hereinafter called the “Prospectus”; any reference herein to the Registration Statement, Basic Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act; any reference to any amendment or supplement to the Basic Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference therein, in each case after the date of the Basic Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”);

             (b)           No order preventing or suspending the use of the Basic Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the Basic Prospectus and the Prospectus Supplement, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agent expressly for use therein;

            (c)           For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement; the Prospectus and the applicable Issuer Free Writing Prospectus(es) issued at or prior to such Applicable Time, taken together (collectively, and, with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) as of each Applicable Time and each Settlement Date, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each applicable Issuer Free Writing Prospectus will not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Disclosure Package as of such Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agent expressly for use therein;

 (d)           The documents incorporated by reference in the Prospectus Supplement and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the applicable requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents, when they became effective or were filed with the Commission, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the applicable requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agent expressly for use therein; except as described in the Prospectus, no such documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement;

 (e)           Moore Stephens LLP, who have certified certain of the consolidated financial statements and supporting schedules of the Company included or incorporated by reference in the Disclosure Package and the Prospectus, are independent public accountants with respect to the Company and its Subsidiaries, as required by the Act and the Exchange Act. The consolidated historical statements and any pro forma information, together with related schedules and notes, if any, included or incorporated by reference in the Disclosure Package and the Prospectus comply as to form in all material respects with the requirements of the Securities Act. Such historical financial statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates indicated and the results of their operations and their cash flows for the respective periods indicated, in accordance with generally accepted accounting principles, except as otherwise expressly stated therein, as consistently applied throughout such periods. Such pro forma information, if any, has been prepared on a basis consistent with such historical financial statements, except for the pro forma adjustments specified therein, and gives effect to assumptions made on a reasonable basis and fairly presents in all material respects and gives effect to the transactions described therein pertaining to such pro forma information. The other financial and statistical information and data included in the Disclosure Package and the Prospectus, historical and pro forma, are, in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Company;

(f)          The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects, to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Agent expressly for use therein;

(g)          Subsequent to the respective dates as of which information is given in the Disclosure Package and the Prospectus, except as set forth or contemplated in the Disclosure Package and Prospectus, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations, direct or contingent, which are material to the Company and its Subsidiaries taken as a whole, nor entered into any transaction not in the ordinary course of business that is material to the Company and its Subsidiaries taken as a whole, and there has not been, singularly or in the aggregate, any material adverse change in the properties, business, results of operations, financial condition, affairs or business prospects of the Company and its Subsidiaries taken as a whole (a “Material  Adverse Effect”). Without limiting the foregoing, neither the Company nor any of its Subsidiaries has sustained since the respective dates as of which information is given in the Disclosure Package and the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental or regulatory action, order or decree, constituting a Material Adverse Effect, otherwise than as set forth or contemplated in the Disclosure Package and the Prospectus;

(h)          Each of the Company and the Subsidiaries (x) has been duly organized and is validly existing as a corporation or other business organization under the laws of its jurisdiction of organization and is in good standing under the laws of such jurisdiction, (y) has the requisite corporate power and authority to carry on its business as it is currently being conducted and as described in the Disclosure Package and the Prospectus, and to own, lease and operate its properties and (z) is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the operation, ownership or leasing of property or the conduct of its business requires such qualification, except where any failure to be so qualified would not, singularly or when aggregated with failures to be qualified elsewhere, have a Material Adverse Effect. The term “Subsidiary” means each entity listed on Schedule A hereto, which is a complete list of the entities owned or controlled by the Company;

(i)          The Company has an authorized equity capitalization of 125 million (125,000,000) shares, consisting of 125,000,000 shares of Common Stock, par value $1.00 per share. All of the issued shares of capital stock of the Company have been duly and validly authorized and are fully paid and non-assessable and conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Prospectus. All of the issued and outstanding shares of capital stock or equity interests of each of the Subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable and, except as set forth or contemplated in the Disclosure Package and the Prospectus, are owned, directly or through Subsidiaries, by the Company, free and clear of any lien or other claim or encumbrance;

        (j)          The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to issue, sell and deliver the Shares; and all action required to be taken for the due and proper authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly taken;

(k)          This Agreement has been duly authorized, executed and delivered by the Company;

  (1)          The Shares have been duly authorized, and, when issued by the Company and delivered to and duly paid for by the Agent in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable. The Shares conform to the description thereof in the Disclosure Package and Prospectus;

 (m)           Except as disclosed in the Disclosure Package and the Prospectus, no holder of any security of the Company has or will have any right to require the registration of such security by virtue of the offering and sale of the Shares under this Agreement other than any right that has been expressly waived in writing. No holder of any of the outstanding shares of capital stock of the Company or any other person is entitled to preemptive rights or other rights to subscribe for the Shares;

 (n)           Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Agent for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares;

 (o)           The Company and its Subsidiaries each have good and marketable title to all real property owned by the Company and its Subsidiaries and good title to all vessels and other properties owned by each of them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Disclosure Package and the Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases, subleases, charters and subcharters material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of the Subsidiaries holds properties described in the Disclosure Package and the Prospectus, are in full force and effect, and neither the Company nor any of the respective subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of the subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

 (p)           The execution and delivery of this Agreement, the issuance and sale of the Shares hereunder, the performance by the Company of this Agreement and the consummation of the other transactions herein contemplated will not (x) conflict with or result in a breach or violation of any of the respective charters, by-laws or other organizational documents of the Company or any of the Subsidiaries, (y) violate or conflict with any statute, rule or regulation applicable to the Company or any Subsidiary or any order or decree of any governmental or regulatory agency or body or any court having jurisdiction over the Company or any Subsidiary or any of their respective properties or (z) conflict with or result in a breach or violation of any term or provision of, constitute a default or cause an acceleration of any obligation under, or result in the imposition or creation of (or the obligation to create or impose) a lien or other claim or encumbrance with respect to, any bond, note, debenture or other evidence of indebtedness or any indenture, mortgage or deed of trust or any other agreement or instrument to which the Company or any of the Subsidiaries, is a party or by which it or any of them is bound, or to which any properties of the Company or any of the Subsidiaries is or may be subject, except, in the case of clauses (y) and (z) for violations, conflicts, breaches, defaults, accelerations of obligations or liens that would not, individually or in the aggregate, have a Material Adverse Effect. No material authorization, approval or consent or order of, or filing, registration or qualification with, any court or governmental or regulatory body or agency is required in connection with the transactions contemplated by this Agreement except as have been made or obtained and except as may be required by and made with or obtained from state securities laws or regulations;

 (q)           There is no franchise, contract or other document of a character required to be described in the Disclosure Package or the Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements (i) incorporated by reference in the Disclosure Package and the Prospectus from the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, under the headings “Information on the Company—Business Overview—Environmental Regulation and Other Regulations” (as such has been amended or supplemented in the Prospectus under the heading “Recent Developments in Environmental and Other Regulations”) and “Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings”, in each case fairly summarize the matters therein described;

 (r)           None of the Company or any of the Subsidiaries is or after giving effect to the issuance of the Shares will be (i) in violation of its respective charter, bylaws or other organizational documents or (ii) in default in the performance of any bond, debenture, note or any other evidence of indebtedness or any indenture, mortgage, deed of trust or other contract, lease or other instrument to which the Company or any of the Subsidiaries is a party or by which any of them is bound, or to which any of the property or assets of the Company or any of the Subsidiaries is subject, other than such defaults that could not, singularly or in the aggregate, have a Material Adverse Effect;

 (s)           Except as described in the Disclosure Package and the Prospectus, there is no action, suit or proceeding before or by any court, arbitrator or governmental or regulatory official, agency or body, domestic or foreign, pending against or, to the best of the Company’s knowledge, affecting the Company or any of its subsidiaries, or any of their respective properties, that, if determined adversely, is reasonably expected to affect adversely the issuance of the Shares or in any manner draw into question the validity of this Agreement or the Shares or to result, singularly or when aggregated with other pending actions and actions known to be threatened that are not described in the Disclosure Package and the Prospectus, in a Material Adverse Effect, or that is reasonably expected to materially and adversely affect the consummation of this Agreement or the transactions contemplated hereby, and to the best of the Company’s knowledge, no such proceedings are contemplated or threatened;

 (t)           There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 applicable to the Company or any of the Company’s directors or officers and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications;

(u)          Except as described in the Registration Statement, and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries; (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws and (E) neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended;

 (v)           All United States federal income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States federal income tax returns of the Company through the fiscal year ended December 31, 2007 have been settled and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect;

 (w)           Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(x)          The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(y)          Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(z)          The Company and its Subsidiaries, either directly or through Frontline Management, carry or are entitled to the benefits of insurance, with insurers that the Company believes to be financially sound and reputable, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect. Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied;

  (aa)     (A) (i) At the time of filing the Registration Statement the Company was a “well-known seasoned issuer” as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not an “ineligible issuer” as defined in Rule 405 under the Act;

  (bb)     The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus and the Disclosure Package, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

 (cc)     The Company is not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, and will not take any action that is likely to result in it becoming a PFIC;

   (dd)     The Company is a “foreign private issuer” as defined in Rule 405 of the Act;

 (ee)     The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to material assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for material assets is compared on a periodic basis, which the Company believes are reasonable intervals, with the existing assets and appropriate action is taken with respect to any material differences. The Company and its executive officers have complied with Rule 13a-14 under the Exchange Act;

 (ff)     The Company has not taken nor will it take, directly or indirectly, any action prohibited by Regulation M under the Exchange Act, in connection with the offering of the Shares;

 (gg)     Each of the Company and the Subsidiaries has all certificates, consents, exemptions, orders, permits, licenses, authorizations, or other approvals (each, an “Authorization”) of and from, and has made all declarations and filings with, all Federal, state, local and other governmental or regulatory bodies or agencies, and all courts and other tribunals, necessary or required to own, lease, license and use its properties and assets and to conduct its business as currently operated in the manner described in the Disclosure Package and the Prospectus, except to the extent that the failure to obtain or file any such Authorizations would not, singularly or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such Authorizations are in full force and effect with respect to the Company and the Subsidiaries, and the Company and the Subsidiaries are in compliance in all material respects with the terms and conditions of all such Authorizations and with the rules and regulations of the regulatory authorities and governing bodies having jurisdiction with respect thereto;

 (hh)     There are no encumbrances or restrictions on the ability of any Subsidiary (A) to pay dividends or make other distributions on such Subsidiary’s capital stock or to pay any indebtedness to the Company, (B) to make loans or advances or pay any indebtedness to the Company or (C) to transfer any of its property or assets to the Company;

 (ii)    Except as described in the Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the Shares may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Bermuda;

   (jj)     Other than the Subsidiaries, there is no entity or other person (i) of which a majority of the voting equity securities or other interests is owned, directly or indirectly, by the Company and (ii) which held more than 5% of the total assets of the Company on a consolidated basis as of September 30, 2008, excluding inter-company balances;

   (kk)     Each of the vessels owned by the Company or one of its Subsidiaries has been duly registered in the name of the entity that owns it under the laws and regulations and flag of the nation of its registration and no other action is necessary to establish and perfect such entity’s title to and interest in any of the vessels as against any charterer or third party; and

 (ll)     The Common Stock is an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

Any certificate signed by any officer of the Company delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby as of the date or dates indicated in such certificate.

Section 2. Sale and Delivery of Shares. (a) Subject to the terms and conditions set forth herein, the Company agrees to issue and sell through the Agent, as sales agent, and the Agent agrees to use its commercially reasonable efforts to sell as sales agent for the Company, the Shares.

 (b)           Unless the officer’s certificate issued pursuant to Section 6(d)(i) provides greater discretion to the Agent, the Shares are to be sold on any trading day (other than a day on which the New York Stock Exchange (the “Exchange”) is scheduled to close prior to its regular weekday closing time) (each, a “Trading Day”) on which the Company has instructed the Agent to make such sales. On any Trading Day, the Company may instruct the Agent by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) as to the maximum number of Shares to be sold by the Agent on such day (in any event not in excess of the number available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold. Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell all of the Shares so designated by the Company. The Company acknowledges and agrees that (A) there can be no assurance that the Agent will be successful in selling the Shares, (B) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell the Shares for any reason and (C) the Agent shall be under no obligation to purchase Shares on a principal basis.

(c)          Notwithstanding the foregoing, the Company shall not authorize the issuance and sale of, and the Agent shall not be obligated to use its commercially reasonable efforts to sell, any Shares (i) at a price lower than the minimum price therefor authorized from time to time, or (ii) in a number in excess of the number of Shares authorized from time to time to be issued and sold under this Agreement, in each case, by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing. In addition, the Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)          Under no circumstances shall the aggregate number of Shares sold pursuant to this Agreement exceed the aggregate number of Shares of Common Stock (i) set forth in the preamble paragraph of this Agreement, (ii) available for issuance under the Prospectus and the then currently effective Registration Statement or (iii) authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing. In addition, under no circumstances shall any Shares be sold at a price lower than the minimum price therefor authorized from time to time by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(e)          If either party believes that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(f)          The gross sales price of any Shares sold under this Agreement shall be the market price for shares of the Company’s Common Stock sold by the Agent under this Agreement on the Exchange at the time of such sale. The compensation payable to the Agent for sales of Shares shall be equal to 2% of the gross sales price of the Shares for amounts of Shares sold pursuant to this Agreement. The remaining proceeds, after further deduction for any transaction fees imposed by any governmental, regulatory or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”). The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required.

(g)          The Agent shall provide written confirmation to the Company following the close of trading on the Exchange each day during which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the gross sales prices of the Shares, the Net Proceeds to the Company and the compensation payable by the Company to the Agent with respect to such sales.

  (h)           Settlement for sales of Shares will occur on the third business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to by the Company and the Agent (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares. Settlement for all Shares shall be effected by book-entry delivery of Shares to the Agent’s account at The Depository Trust Company against payments by the Agent of the Net Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company. If the Company shall default on its obligation to deliver Shares on any Settlement Date, the Company shall (i) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay the Agent any commission to which it would otherwise be entitled absent such default. If the Agent breaches this Agreement by failing to deliver the applicable Net Proceeds on any Settlement Date for Shares delivered by the Company, the Agent will pay the Company interest based on the effective overnight federal funds rate until such proceeds, together with such interest, have been fully paid.

Section 3. Covenants. The Company agrees with the Agent:

 (a)           During any period when the delivery of a prospectus is required in connection with the offering or sale of Shares, to make no further amendment or any supplement to the Registration Statement or the Prospectus, other than filings under the Exchange Act incorporated by reference in the Registration Statement or Prospectus (which are the exclusive subject of subsection (b) below), prior to any Settlement Date which shall be reasonably disapproved by the Agent promptly after reasonable notice thereof and to advise the Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Agent with copies thereof; to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act; to advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the form of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus in respect of the Shares or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Shares by the Agent, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company’s expense (references herein to the Registration Statement shall include any such amendment or new registration statement);

(b)          During any period when the delivery of a prospectus is required under the Act in connection with the offering or sale of Shares, the Company will give the Agent notice of its intention to make any filing under the Exchange Act that will be incorporated by reference in the Registration Statement or Prospectus and will furnish the Agent with a copy of any such document proposed to be filed at a reasonable time in advance of filing.

(c)          Promptly from time to time to take such action as the Agent may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the sale of the Shares; provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or subject itself to taxation in any such jurisdiction where it is not then so subject;

(d)          During any period when the delivery of a prospectus is required under the Act in connection with the offering or sale of Shares, the Company will make available to the Agent, as soon as practicable after the execution of this Agreement, and thereafter from time to time furnish to the Agent, copies of the most recent Prospectus in such quantities and at such locations as the Agent may reasonably request for the purposes contemplated by the Act. During any period when the delivery of a prospectus is required under the Act in connection with the offering or sale of Shares, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify the Agent and, subject to Section 3(a), to file such document and to prepare and furnish without charge to the Agent as many written and electronic copies as the Agent may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance;

(e)          To make generally available to its securityholders as soon as practicable, but in any event not later than 16 months after the effective date of the Registration Statement (as such date is defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(f)          To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;

(g)          To use the Net Proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Disclosure Package;

(h)          In connection with the offering and sale of the Shares, the Company will file with the New York Stock Exchange all documents and notices, and make all certifications, required by the New York Stock Exchange of companies that have securities that are listed on the Exchange;

(i)          To not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares;

(j)          At each Applicable Time, each Settlement Date, each Registration Statement Amendment Date and each Company Periodic Report Date, the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement. In each Annual Report on Form 20-F or report on Form 6-K including quarterly financial statements incorporated by reference in the Registration Statement and filed by the Company in respect of any period in which sales of Shares were made by the Agent under this Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a “Company Periodic Report Date”), the Company shall set forth with regard to such period the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement;

(k)          Promptly after each (i) date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) in connection with the filing of a prospectus supplement that contains solely the information set forth in Section 3(j), (2) in connection with the filing of any report or other document under Section 13, 14 or 15(d) of the Exchange Act (other than the filing of a Form 6-K which contains financial statements), or (3) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a “Registration  Statement Amendment Date”) and (ii) Company Periodic Report Date, the Company will furnish or cause to be furnished forthwith to the Agent a certificate, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form reasonably satisfactory to the Agent to the effect that the statements contained in the certificate referred to in Section 6(d) of this Agreement which were last furnished to the Agent are true and correct at the time of such amendment, supplement or filing, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 6(d), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such certificate. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, “promptly” shall be deemed to be on or prior to the next succeeding Applicable Time;

 (1)           Promptly after each (i) Registration Statement Amendment Date and (ii) Company Periodic Report Date, the Company will furnish or cause to be furnished to the Agent and to counsel for the Agent the written opinion and negative assurance letter of each Company counsel or other counsel reasonably satisfactory to the Agent, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, of the same tenor as the opinions and negative assurance letters referred to in Section 6(b), but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such opinion and letter or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish such Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, “promptly” shall be deemed to be on or prior to the next succeeding Applicable Time;

(m)          Promptly after each (i) Registration Statement Amendment Date and (ii) Company Periodic Report Date, the Company will cause Moore Stephens LLP, or other independent accountants reasonably satisfactory to the Agent, to furnish to the Agent a letter, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in form reasonably satisfactory to the Agent and its counsel, of the same tenor as the letter referred to in Section 6(c), but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented, to the date of such letter. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, “promptly” shall be deemed to be on or prior to the next succeeding Applicable Time;

(n)          The Company consents to the Agent trading in the Common Stock for the Agent’s own account and for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement;

(o)          If, to the knowledge of the Company, all filings required by Rule 424 in connection with this offering shall not have been made or the representation in Section 1(a) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares;

(p)          The Company will cooperate timely with any reasonable due diligence review conducted by the Agent or its counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, and upon reasonable notice providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company’s principal offices, as the Agent may reasonably request;

(q)          The Company will not, without (i) causing activity under this program to be suspended for at least five business days prior to the taking of any action described in clause (A) or (B) below and (ii) the Agent, upon notice of such action (which may be given concurrently with the taking of such action), suspending activity under this program for such period of time as requested by the Company or as deemed appropriate by the Agent in light of such action, (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, or file any registration statement under the Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the Act, a registration statement on Form S-8 or post-effective amendment to the Registration Statement) or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (x) the Shares to be offered and sold through the Agent pursuant to this Agreement and (y) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

Section 4. Free Writing Prospectus. (a) (i) The Company represents and agrees that without the prior consent of the Agent, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; and

(ii)          the Agent represents and agrees that, without the prior consent of the Company it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission.

(b)           The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus (including any free writing prospectus identified in Section 4(a)), including timely filing with the Commission or retention where required and legending.

Section 5. Payment of Expenses. (a) The Company covenants and agrees with the Agent that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Basic Prospectus, the Prospectus Supplement, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Agents; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 3(c), including the reasonable fees and disbursements of counsel for the Agent in connection with such qualification and in connection with the Blue Sky and Legal Investment Surveys; (iv) any filing fees incident to, and the reasonable fees and disbursements of counsel for the Agent in connection with, any required review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Shares; (v) all fees and expenses in connection with listing the Shares on the Exchange; (vi) the cost of preparing the Shares; (vii) the costs and charges of any transfer agent, registrar or any dividend distribution agent; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section 5, and Section 7, the Agent will pay all of its own costs and expenses, including the fees of its counsel.

 (b)           Termination of Agreement. If this Agreement is terminated by the Company prior to March 31, 2009 in accordance with the provisions of Section 10 and one million (1,000,000) Shares having not been offered and sold under this Agreement, the Company shall reimburse the Agent for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of a single counsel for the Agent incurred by it in connection with the offering contemplated by this Agreement.

Section 6. Conditions of Agent’s Obligation. The obligations of the Agent hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof are true and correct, to the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

 (a)           The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the Act on or prior to the date hereof and in accordance with Section 3(a), any other material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Agent.

 (b)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 2(b) and on each other date specified in Section 3(1), the Agent shall have received the favorable opinions, each dated as of such date, in form and substance satisfactory to counsel for the Agent, of each of the following counsel:

(i)           Seward & Kissel LLP, counsel for the Company, to the effect set forth in Exhibit A-1 hereto and to such further effect as counsel for the Agent may reasonably request;

(ii)           Mello Jones & Martin, special counsel for the Company with respect to matters of Bermuda law, to the effect set forth in Exhibit A-2 hereto and to such further effect as counsel for the Agent may reasonably request; and

(iii)           each of Raymond Tan & Co, special Singapore counsel for the Company, McKinney, Bancroft & Hughes, special Bahamian counsel for the Company, Galindo, Arias & Lopez, special Panamanian counsel for the Company, Wiersholm, Mellbye & Bech, advokatfirma AS, special Norwegian counsel for the Company, Seward & Kissel, LLP, special Marshall Islands counsel for the Company, K. C. Saveriades & Co., special Cypriot counsel for the Company, Seward & Kissel, LLP, special Liberian counsel for the Company, Cefai & Associates, special Maltese counsel for the Company, and Mayer Brown JSM, special Hong Kong counsel for the Company, each to the effect set forth in Exhibits A-3 and A-4 hereto, and to such further effect as counsel for the Agent may reasonably request.

(iv)           Seward & Kissel LLP, tax counsel for the Company, in form and substance satisfactory to counsel for the Agent regarding PFIC matters.

 (c)           On the date of this Agreement and on each other date specified in Section 3(m), Moore Stephens LLP shall have furnished to the Agent a letter dated as of the date of delivery thereof and addressed to the Agent in form and substance reasonably satisfactory to the Agent and its counsel, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company and its subsidiaries included or incorporated by reference in the Registration Statement.

(d)          (i) On the date of this Agreement, the Company will furnish or cause to be furnished promptly to the Agent a certificate of an officer in a form satisfactory to the Agent stating the minimum price for the sale of such Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement (which terms may amended pursuant to the instructions given pursuant to Section 2(b) of this Agreement) or, alternatively, maximum gross proceeds from such sales, as authorized from time to time by the Company’s board of directors or a duly authorized committee thereof or, in connection with any amendment, revision or modification of such minimum price or maximum Share number or amount, a new certificate with respect thereto and (ii) on the date of this Agreement and on each date specified in Section 3(k), the Agent shall have received a certificate signed by two executive officers of the Company, one of whom shall be the Chief Financial Officer, Chief Accounting Officer, Treasurer or Executive Vice President in the area of capital markets and investments, dated as of the date thereof, to the effect that (A) there has been no Material Adverse Effect since the date as of which information is given in the Prospectus as then amended or supplemented, (B) the representations and warranties in Section 1 hereof are true and correct as of such date and (C) the Company has complied with all of the agreements entered into in connection with the transaction contemplated herein and satisfied all conditions on its part to be performed or satisfied.

(e)          On the date of this Agreement and on each date specified in Section 3(k), Cravath, Swaine & Moore LLP, counsel for the Agent, shall have furnished to the Agent a written opinion or opinions and a negative assurance letter or letters, dated as of such date, with respect to such matters as the Agent may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(f)          Since the date of the latest audited financial statements then included or incorporated by reference in the Prospectus and the Disclosure Package, no Material Adverse Effect shall have occurred.

(g)          The Company shall have complied with the provisions of Section 3(d) with respect to the timely furnishing of prospectuses.

(h)          All filings with the Commission required by Rule 424 under the Act to have been filed by each Applicable Time or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(i)          The Shares shall have received approval for listing on the Exchange prior to the first Settlement Date.

Section 7. Indemnification. (a) The Company will indemnify and hold harmless the Agent against any losses, claims, damages or liabilities, joint or several, to which the Agent may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Agent for any legal or other expenses reasonably incurred by the Agent in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein.

(b)          The Agent will indemnify and hold harmless the Company against any losses, claims, damages or liabilities, joint or several, to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)          Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection except and then only to the extent such indemnifying party is materially prejudiced thereby. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 7 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. No indemnifying party shall be liable for any settlement or compromise of or consent to the entry of judgment with respect to any such action or claim effected without its consent (which consent shall not be unreasonably withheld).

(d)          If the indemnification provided for in this Section 7 is unavailable to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the sale of Shares (before deducting expenses) received by the Company bear to the total commissions received by the Agent. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agent agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it to the public were offered to the public exceeds the amount of any damages which the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

   (e)            The obligations of the Company under this Section 7 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to the directors and officers of the Agent and to each person, if any, who controls the Agent within the meaning of the Act and each broker dealer affiliate of the Agent; and the obligations of the Agent under this Section 7 shall be in addition to any liability which the Agent may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

Section 8. Representations, Warranties and Agreements to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company and the Agent, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Agent or any controlling person of the Agent, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

Section 9. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the Agent is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of such offering), (ii) the Agent has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iii) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Agent has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 10. Termination. (a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)          The Agent shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that the provisions of Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)          This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 10(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect.

(d)          Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 2(h).

Section 11. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agent shall be delivered or sent by mail, telex or facsimile transmission to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
Fax No. (212) 449-0355
Attention: Kevin Tyler,

and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 12. Parties. This Agreement shall be binding upon, and inure solely to the benefit of, the Agent and the Company and, to the extent provided in Sections 7 and 8 hereof, the officers and directors of the Company and the Agent and each person who controls the Company or the Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of Shares through the Agent shall be deemed a successor or assign by reason merely of such purchase.

Section 13. Time of the Essence. Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

Section 14. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAW.

Section 15. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Disclosure Package, the Prospectus, the Registration Statement or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

 (b)           The Company hereby appoints Seward & Kissel LLP as its authorized agent (the “Authorized Agent”), upon whom process may be served in any action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

Section 16. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agent could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to the Agent or any person controlling the Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Agent or such controlling person of any sum in such other currency, and only to the extent that the Agent or such controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Agent or such controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or such controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Agent or such controlling person hereunder, the Agent or such controlling person agrees to pay to the Company an amount equal to the excess of the United States dollars so purchased over the sum originally due to the Agent or such controlling person hereunder.

Section 17. Counterparts. This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. This Agreement may be delivered by any party by facsimile or other electronic transmission.

Section 18. Severability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

[signature page follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon tins instrument, along with all counterparts, will become a binding agreement between the Agent and the Company in accordance with its terms.

Very truly yours,
Ship Finance International Limited,
By: /s/ Lars Solbakken
Name: Lars Solbakken
Title: Chief Executive Officer
Ship Finance Management AS
Accepted and agreed as of the date first above written:
Merrill Lynch, Pierce, Fenner & Smith Incorporated,
By: /s/ Mark W. Whatley
Name: Mark W. Whatley Title: Vice President